UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file Number: 0-14951

BUTLER INTERNATIONAL, INC. 401(k) PLAN (Full name of plan)
BUTLER INTERNATIONAL, INC. (Exact name of registrant as specified in its charter)

Maryland	06-1154321
(State or other jurisdiction of	(I.R.S Employer
incorporation or organization)	Identification No.)

110 Summit Avenue, Montvale, New Jersey      07645
(Address of principal executive offices and zip code)

(201) 573-8000
(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Required Information

Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information,” this Annual Report on Form 11-K for the yearended December31, 2005, consists of audited financial statements of Butler International, Inc. 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004 and for the years then ended and the related supplemental schedules thereto. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and in accordance with Item 4 of the sections of the General Instructions to Form 11-K entitled “Required Information,” the financial statements and supplemental schedules furnished herewith have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions. Schedules I, II and III are not submitted because they are either not applicable, the required information is included in the financial statements or notes thereto, or they are not required under ERISA.

BUTLER INTERNATIONAL, INC.
401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Administrative Committee and Participants of the
Butler International, Inc. 401(k) Plan
Montvale, New Jersey

We have audited the accompanying statements of assets available for benefits of the Butler International, Inc. 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in assets available for benefits for the years ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in assets available for benefits for the years then ended , in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of (1) assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

UHY LLP
New York, New York
July 25, 2006

BUTLER INTERNATIONAL, INC. 401(k) PLAN
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2005 AND 2004
(in thousands)

	2005	2004

ASSETS
Investments:
Participant directed investments	$39,796	$39,094
Non-participant directed investments	4,262	7,158

Total investments	44,058	46,252

Receivables:
Employer contributions	176	278
Participant contributions	53	36

Total receivables	229	314

Assets available for benefits	$44,287	$46,566

The accompanying notes are an integral part of these financial statements.

BUTLER INTERNATIONAL, INC. 401(k) PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2005 and 2004
(in thousands)

	2005	2004

Additions to net assets attributed to:
Investment (loss) income:
Net (depreciation) appreciation in fair value of investments	$(698)	$8,076
Interest	50	48
Dividends	331	322

Net investment (loss) income	(317)	8,446

Contributions:
Participant	5,344	4,797
Employer	954	1,422

Total contributions	6,298	6,219

Total additions	5,981	14,665

Deductions from net assets attributed to:
Benefits paid to participants	8,198	6,177
Administrative expenses	68	73
Other	(6)	2

Total deductions	8,260	6,252

(Decrease) increase in assets	(2,279)	8,413

Assets available for benefits:
Beginning of year	46,566	38,153

End of year	$44,287	$46,566

The accompanying notes are an integral part of these financial statements.

BUTLER INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2005 AND 2004
(Tabular information in thousands)

1.	PLAN DESCRIPTION

The following description of the Butler International, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more detailed description.

General:

In November 1989, Butler International, Inc. (the “Company”) established the Plan, which was adopted by its wholly owned subsidiaries. The Plan is a continuation of the Butler Service Group, Inc. Investment Savings Plan and is designed to provide an incentive for employees of the Company to save regularly through payroll deductions and possible matching contributions by the Company. The Plan is a defined contribution plan covering all employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act (“ERISA”).

The Employee Benefits Administrative Committee comprising up to three persons appointed by the Company’s Board of Directors administers the Plan. The trust department of an independent third-party bank is the Plan’s Trustee.

Contributions:

Generally, participants may contribute from 1% to 20%, in whole percentages, of eligible compensation to the Plan on a pretax basis through automatic payroll deductions (“elective deferral contributions”). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Total participant contributions in any calendar year are limited to the applicable limit under Internal Revenue Code. The Plan also provides that certain limitations may be imposed on participant’s contributions in order to comply with statutory requirements. Other liabilities, if any, include refunds of excess contributions to highly compensated employees. Participants direct the investments of their contributions into various investment options offered by the Plan. The Plan currently offers 19 investment options, which include a bank collective trust fund, various mutual funds and the Butler Stock Fund, which principally consists of the Company’s common stock. Participants may request changes to their elective deferral contribution rate or discontinue their contributions through the Plan’s voice response system. The changes or discontinuance will be effective as soon as it is administratively feasible.

The Company may make matching contributions or other additional discretionary contributions to the Plan in amounts determined by the Employee Benefits Administrative Committee. Any such contributions are allocated to the participants’ accounts as provided by the Plan and invested directly in the Butler Stock Fund or, as specified under a customer contract, allocated in proportion to the elective deferral contributions. As of September 1, 2002, the Company suspended its matching program. On January 1, 2005, the Company re-instated its matching program and contributed $315,000 for the 2005 Plan year. The Company made contributions of approximately $845,000 and $1,405,000 to the Plan in 2005 and 2004, respectively, in accordance with a customer contract.

Participant Accounts:

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution and (b) Plan earnings (losses), and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

BUTLER INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2005 AND 2004
(Tabular information in thousands)

Participant Loans:

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the vested portion of their account balance. The loans are secured by the balance in the participant’s account and bear interest at a rate of Prime plus 1 percent. Principal and interest is paid ratably through payroll deductions. Loans must be repaid within an agreed period but no more than five years. However, if the loan is made for the purchase or construction of the participant’s principal place of residence, the repayment period may be longer than five years. Only one loan will be granted at a time and must be repaid in full before another loan can be requested.

Vesting:

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus the actual earnings thereon is based on years of service. The matching and discretionary contributions vest according to the following schedule:

Completed Years of Service	Percentage of Contribution Vested

Matching Contributions:
Less than 2 full years	0%
2 full years	20%
3 full years	40%
4 full years	60%
5 full years	80%
6 or more full years	100%
Discretionary Contributions:
Less than 3 full years	0%
3 or more full years	100%

A participant is also 100% vested if termination of employment is due to retirement after age 65, total disability or death.

Forfeited Accounts:

When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account, as defined by the Plan, represents a forfeiture. Generally, if the participant is rehired within five years, any amounts previously forfeited would be restored. Forfeitures are utilized to: (1) restore matching contribution balances of re-employed participants; (2) pay plan expenses; and (3) reduce the Company’s future contributions. At December 31, 2005 and 2004, forfeited nonvested accounts totaled approximately $130,000 and $191,000. During 2005 and 2004, approximately $75,000 and $184,000 from forfeited non-vested accounts were used to reduce Company contributions.

Payment of Benefits:

On termination of services, a participant may elect to: (1) receive a lump-sum payment; (2) roll over funds to another qualified plan or an Individual Retirement Plan; or (3) defer receipt of funds that exceed $5,000 until April 1 following the later of the calendar year the participant reaches age 70½ or the calendar year of participant’s retirement. Participants may withdraw funds while employed only from accounts in which they are fully vested after attaining age 59 1/2. Prior to attaining age 59 1/2 a withdrawal may be made for financial hardship. Only one withdrawal may be requested during any Plan year for reasons other than financial hardship. The minimum amount available for a withdrawal is $500. If the participant has an outstanding loan, the amount of funds available for withdrawal may be limited. A participant will have a 100% vested interest in all accounts upon retirement at or after age 65, in the event of a permanent disability or in the event of death prior to termination of employment. Upon termination of employment, the value of the vested accounts will be paid in a lump sum.

BUTLER INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2005 AND 2004
(Tabular information in thousands)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements are prepared on the accrual basis of accounting and are presented in accordance with the financial reporting requirements of ERISA.

Payment of Benefits

Benefits are recorded when paid. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2005 and 2004.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such a change could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments except for the collective trust fund. Investments in the collective trust fund are stated at estimated fair values, which have been determined based on the unit values of the funds. The bank sponsoring the collective trust fund determines the unit value by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses

Administrative expenses of the Plan are allocated to Plan participants and paid by the Plan’s sponsor as specified in the Plan Document.

BUTLER INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2005 AND 2004
(Tabular information in thousands)

3.	INVESTMENTS

The following presents investments that represent five percent or more of the Plan’s assets at December 31, 2005 and 2004:

		2005	2004

	The Stable Value Fund, 296,756 and 313,743 shares, respectively	$10,874	$11,079
*	Butler Stock Fund, 1,272,117 and 1,343,527 shares, respectively	4,262	7,158
	MFS Emerging Growth Fund - Class A, 120,566 and 143,487 shares, respectively	4,187	4,586
**	Dryden Stock Index Fund - Class Z, 134,479 and 150,221 shares, respectively	3,732	4,050
	Templeton Foreign Fund - Class A, 274,966 and 261,333 shares, respectively	3,487	3,214
	AIM Balanced Fund - Class A, 224,174 and 111,665 shares, respectively	2,746	2,825
	Fidelity Advisor Growth Opportunities Fund - Class T, 70,755 and 78,090 shares, respectively	2,343	2,385

*	Nonparticipant directed and party-in-interest

**	Party-in-interest

The Plan’s investments (including gains and losses on investment brought and sold, as well as held during the year) appreciated / (depreciated) in value by approximately as follows:

Years Ended December 31,	2005	2004

Mutual funds	$1,875	2,855
Common stock	(2,573)	5,221

	$(698)	$8,076

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the assets and the significant components of changes in assets relating to the nonparticipant-directed investments as of December 31, 2005 and 2004, and for the years then ended, is as follows:

	2005	2004

Net Assets:
Butler Stock Fund	$4,262	$7,158

Changes in net assets:
Contributions	649	182
Interest	5	3
Net appreciation / (depreciation)	(2,573)	5,221
Benefits paid to participants	(598)	(430)
Administrative expenses	(1)	(2)
Transfer from participant-directed investments	(378)	16

Net change	(2,896)	4,990
Butler Stock Fund - beginning of year	7,158	2,168

Butler Stock Fund - end of year	$4,262	$7,158

BUTLER INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2005 AND 2004
(Tabular information in thousands)

5.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated December 9, 2002, that the Plan and related trust, as amended through February 5, 2002, are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Prudential Bank and Trust Company (“Prudential”). Prudential is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. For the years ended December 31, 2005 and 2004, fees paid by the Plan for administrative services amounted to approximately $68,000 and $73,000, respectively, which includes application and processing fees for participant loans. Fees paid by the Plan for other investment management services are deducted from income earned on a daily basis on each fund and are not separately reflected. Officers and employees of the Company perform certain administrative functions for the Plan. No such officer or employee receives compensation from the Plan. At December 31, 2005 and 2004, the Plan held 1,272,117 and 1,343,527 shares, respectively, of common stock of Butler International, Inc., the sponsoring employer, with a cost basis of $6,227,932 and $6,399,687, respectively. These party-in-interest transactions are not deemed prohibited because they are covered by statutory and administrative exemptions from the Code and the rules and prohibited transactions of ERISA.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provision of ERISA. In the event the Plan is terminated, all participants will be 100% vested in all their accounts and benefits will be paid strictly under the terms of the Plan. The Pension Benefit Guaranty Corporation does not insure benefits under defined contribution plans of the 401(k) type.

8.	SUBSEQUENT EVENTS

Plan Sponsor-The following transactions and events were entered into by the Plan Sponsor (The Sponsor) as indicated below

On June 30, 2006, The Sponsor entered into a securities purchase agreement (“Securities Purchase Agreement”) for $35 million of senior and subordinated debt financing with Levine Leichtman Capital Partners III, L.P. (“LLCP”). Under the terms of the Securities Purchase Agreement, $2.5 million of the $35 million was funded on June 30, 2006, with the remaining $33.5 million to be funded when the Sponsor completes the filings of restated and delinquent Securities and Exchange Commission (“SEC”) reports and satisfy other customary closing conditions. The Sponsor expects to complete the filing of their Form 10-Q’s for the quarters ended September 30, 2005, March 31, 2006 and June 30, 2006 and their Form 10-K for the year ended December 31, 2005 as soon as possible.

Pursuant to the first funding of the Securities Purchase Agreement, The Sponsor issued to LLCP an unsecured note in the original principal amount of $2.5 million (the “Unsecured Note”) with a 15% interest rate and a maturity date of August 14, 2006. According to an amendment of the Securities Purchase Agreement, the maturity date of the loan has been extended to August 25, 2006. In connection with the extension, the Company repaid $1.0 million of the $2.5 million note. The remaining $1.5 million of the $2.5 million note was repaid on August 25, 2006. Also in connection with the $35.0 million Securities Purchase Agreement, The Sponsor granted LLCP the right to purchase an aggregate of one million, forty one thousand,

BUTLER INTERNATIONAL, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2005 AND 2004
(Tabular information in thousands)

two hundred fifty-four (1,041,254) shares of the Company’s common stock pursuant to a warrant (the “Warrant”) which is exercisable for a period of ten (10) years at an exercise price of $2.13 per share, the shares of which are covered by a Registration Rights Agreement (the “Registration Rights Agreement”). When the $35.0 million funding is completed, The Sponsor will have outstanding to LLCP $10.0 million aggregate principal amount of Secured Senior Term Notes with an interest rate of LIBOR plus 6.75 percent and $25.0 million aggregate principal amount of Secured Senior Subordinated Notes with an interest rate of LIBOR plus 9.75 percent, both with a maturity date of June 30, 2011. Pursuant to the terms of a Letter Agreement with LLCP (the “Letter Agreement”), The Sponsor has agreed to pay an increased rate of interest had they have not paid at least $7,000,000 of indebtedness owed by March 31, 2007.

Pursuant to the terms of an Investor Rights Agreement, The Sponsor, along with Edward M. Kopko and Frederick H. Kopko, Jr. (the “Principal Shareholders”) granted certain investment monitoring and other rights to LLCP. Among other rights, LLCP is entitled to attend board meetings and to periodically meet with members of senior management. Further, pursuant to the terms of the Investor Rights Agreement, each of the Principal Shareholders has granted to LLCP certain co-sale rights and has agreed to other limitations with respect to the shares of Common Stock owned by them, and the Sponsor has granted to LLCP rights of first refusal with respect to future issuances of our equity securities and certain additional anti-dilution protections. Also under the Investor Rights Agreement, LLCP may require the Sponsor to repurchase the Warrants or the Shares acquired upon exercise of the Warrants under certain conditions.

Pursuant to the terms of an Intercompany Subordination Agreement (the “Intercompany Subordination Agreement”), The Plan Sponsor, along with certain its subsidiaries, have agreed to subordinate the repayment of certain indebtedness they have among them to the repayment of indebtedness due to LLCP.

Pursuant to the terms of a General and Continuing Guaranty (the “Guaranty”), certain of The Sponsor’s subsidiaries have agreed to guarantee all indebtedness owed to LLCP. The Sponsor has not been able to file its Annual Report on Form 10-K for the year ended December 31, 2005 (“2005 Form 10-K”) timely with the SEC and Form 10-Q for the periods ended September 30, 2005, March 31, 2006 and June 30, 2006. Additional time is required to review the Sponsor’s prior years financial statements for potential restatement primarily relating to accounting for income taxes, that may impact among other things, income tax expense, taxes payable and deferred tax assets.

The Common Stock is quoted under the symbol “BUTL” and is currently trading on the Pink Sheets. Prior to April 11, 2006 the Sponsor’s Common Stock was listed on the NASDAQ SmallCap Market. The Sponsor’s common stock was de-listed from NASDAQ on April 11, 2006. The Sponsor has filed an appeal of the NASDAQ de-listing determination. Should this appeal not be successful, the Sponsor intends to apply for re-listing on NASDAQ, although there can be no assurance that the Sponsor will be successful in its efforts to obtain re-listing

BUTLER INTERNATIONAL, INC. 401 (k) PLAN
PLAN SPONSOR: BUTLER INTERNATIONAL, INC.
PLAN SPONSOR EIN: 22-1712289
PLAN NUMBER: 010

FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2005

(a)	(b) Identity of issue	(c) Description of investment	(d) Cost	(e) Current value

	The Stable Value Fund	Bank Collective Trust Fund - 296,756 shares	**	10,873,675
*	The Prudential Insurance - LN AP Fund	Money Market Fund	**	22
	AIM Balanced Fund - Class A	Mutual Fund - 224,174 shares	**	2,746,131
	Alliance Bern Quasar Fund - Class A	Mutual Fund - 17,829 shares	**	436,283
	Dreyus Premier Core Value Fund - Class A	Mutual Fund - 12,233 shares	**	383,888
	Fidelity Advisor Growth Opportunities Fund -Class T	Mutual Fund - 70,755 shares	**	2,342,700
	Fidelity Advisor Value Strategies Fund - Class T	Mutual Fund - 58,331 shares	**	1,729,517
	MFS Emerging Growth Fund - Class A	Mutual Fund - 120,566 shares	**	4,187,272
	PIMCO PEA Renaissance Fund - Class A	Mutual Fund - 63,374 shares	**	1,358,741
*	Strategic Partners Equity Fund - Class A	Mutual Fund - 44,911 shares	**	808,852
*	Jennison Global Growth Fund - Class A	Mutual Fund - 43,722 shares	**	745,462
*	Dryden Global Total Return Fund - Class A	Mutual Fund - 58,850 shares	**	383,111
*	Dryden Government Income Fund - Class A	Mutual Fund - 121,086 shares	**	1,078,880
*	Dryden High-Yield Fund - Class A	Mutual Fund - 101,131 shares	**	573,415
*	Dryden Stock Index Fund - Class Z	Mutual Fund - 134,479 shares	**	3,731,796

	Seligman Global Smaller Companies Fund - Class A	Mutual Fund - 43,328 shares	**	722,712
	Templeton Foreign Fund - Class A	Mutual Fund - 274,966 shares	**	3,486,567
	The Growth Fund of America	Mutual Fund - 60,535 shares	**	1,868,104
	Van Kampen Equity Income Fund - Class A	Mutual Fund - 176,689 shares	**	1,533,664
*	Butler International, Inc.	Common Stock - 1,272,117 shares	$6,227,932	4,261,591
*	Participant Loans	Interest rates ranging from 5.0% to 10.5%; maturity dates ranging from January 2005 to October 2033	**	805,603

				$44,057,984

*	A party-in-interest as defined by ERISA

**	Cost information is not required for participant-directed investments and, therefore, is not included.

BUTLER INTERNATIONAL, INC. 401(k) PLAN
SIGNATURE

          Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BUTLER INTERNATIONAL, INC.
(Registrant)

August 28, 2006	By: /s/ Edward M. Kopko

Edward M. Kopko
Chief Executive Officer